SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2002

UNITIL SERVICE CORP.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

A Subsidiary Service Company

Date of Incorporation: October 9, 1984

State of Incorporation: New Hampshire

Name, Title and Address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, NH 03842

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

UNITIL Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page

ORGANIZATION CHART	26
METHODS OF ALLOCATION	27
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	27

SCHEDULE I - COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS	CURRENT	PRIOR

	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	10,115,307	10,829,741
107	Construction work in progress (Schedule II)		0

	Total Property	10,115,307	10,829,741

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	5,130,631	4,599,580

	Net Service Company Property	4,984,676	6,230,161

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (ScheduleIV)	0	0

	Total investments	0	0

	CURRENT AND ACCRUED ASSETS
131	Cash	2,006,818	2,098,265
134	Special deposits	0	0
135	Working funds	6,000	6,000
136	Temporary cash investments (ScheduleIV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	196,367	165,771
144	Accumulated provision for uncollectable accounts	0	0
146	Accounts receivable from associate Companies (Schedule V)	2,972,087	1,648,630
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	225,914	189,181
174	Miscellaneous current and Accrued Assets (Schedule VII)	0	0

	Total Current and Accrued Assets	5,407,186	4,107,847

	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	31,582	11,366
186	Miscellaneous deferred debits (Schedule IX)	204,191	236,613
188	Research, development, demonstration expenditures (Schedule X)	0	0;
190	Accumulated deferred income tax	0	0

	Total Deferred Debits	235,773	247,979

	TOTAL ASSETS AND OTHER DEBITS	10,627,635	10,585,987

SCHEDULE I — COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR

	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in-capital (Schedule XI)	0	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	1,688	1,688

	Total Proprietary Capital	2,688	2,688

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long- term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0

	Total Long-Term Debt	0	0

227	Obligations under capital leases - non-current	881,021	1,239,380
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	0	0
232	Accounts payable	479,022	406,380
233	Notes payable to associate companies (Schedule XIII)	5,303,001	6,348,248
234	Accounts payable to associate companies (Schedule XIII)	(742,066)	(349,778)
236	Taxes accrued	(14,503)	(18,664)
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Miscellaneous current and accrued Liabilities (Schedule XIII)	5,075,304	3,232,421
243	Obligations under capital leases - current	751,162	744,038

	Total and Accrued Liabilities	10,851,920	10,362,645

	DEFERRED CREDITS
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0

	Total Deferred Credits	0	0

282	ACCUMULATED DEFERRED INCOME TAXES	(1,107,994)	(1,018,726)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	10,627,635	10,585,987

SCHEDULE II — SERVICE COMPANY PROPERTY

		BALANCE AT		RETIREMENTS	OTHER	BALANCE AT
		BEGINNING		OR	CHANGES	CLOSE OF
	DESCRIPTION	YEAR	ADDITIONS	SALES	1/	OF YEAR

	SERVICE COMPANY PROPERTY Account

301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT	4,382,833	0	0	0	4,382,833
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/	5,283,177	423,758	(1,108,280)	0	4,598,655
308	OFFICE FURNITURE AND EQUIPMENT	1,135,193	12,646	(42,558)	0	1,105,281
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT
		28,538	0	0	0	28,538
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY 3/

	SUB-TOTAL	10,829,741	436,404	(1,150,838)	0	10,115,307

107	CONSTRUCTION WORK IN PROGRESS	0	0

	TOTAL	10,829,741	436,404	(1,150,838)	0	10,115,307

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE II — SERVICE COMPANY PROPERTY CONTINUED

2/  SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

		BALANCE AT
SUBACCOUNT DESCRIPTION	ADDITIONS	CLOSE OF YEAR

Computer Systems	395,124	3,818,943
PBX Phone System	0	751,078
Power Quality Equipment	28,634	28,634

TOTAL	423,758	4,598,655

3/ DESCRIBE OTHER SERVICE COMPANY PROPERTY: NONE

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS: NONE

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE- MENTS	OTHER CHANGES ADD(DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION MISCELLANEOUS
303	INTANGIBLE PLANT	153,312	857,310	0	0	1,010,622
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT	3,636,140	609,898	(1,008,098)	0	3,237,940
308	OFFICE FURNITURE AND EQUIPMENT	781,276	188,920	(127,890)	0	842,306
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	28,852	10,911	0	0	39,763
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER SERVICE COMPANY PROPERTY

	TOTAL	4,599,580	1,667,039	(1,135,988)	0	5,130,631

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: None

SCHEDULE IV — INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124 “Other Investments” state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, “Temporary Cash Investments”, list each investment separately.

ACCOUNT		DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

123		INVESTMENT IN ASSOCIATE COMPANIES	0	0
124		OTHER INVESTMENTS	0	0
136		TEMPORARY CASH INVESTMENTS	0	0

	TOTAL		0	0

SCHEDULE V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

146 ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
Concord Electric Company	228,483	751,939
Exeter & Hampton Electric Company	249,111	946,224
Fitchburg Gas and Electric Light Company	612,277	1,005,510
UNITIL Power Corp.	440,213	0
UNITIL Realty Corp.	31,807	1,614
UNITIL Corporation	3,342	1,315
UNITIL Resources, Inc.	83,397	265,485

TOTAL	1,648,630	2,972,087

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company		725,598
Exeter & Hampton Electric Company		683,772
Fitchburg Gas and Electric Light Company		1,911,494
UNITIL Power Corp.		1,179,154
UNITIL Realty Corp.		22,018
UNITIL Resources, Inc.		1,475
Usource Inc.		34,050
UNITIL Corp.		13,293

For detail of convenience payments by type and company, paid by UNITIL Service Corp. see next page

	TOTAL PAYMENTS	4,570,854

CONVENIENCE PAYMENTS BY TYPE AND COMPANY

	CECO	E&H	FGE	UPC	URC	URI	Usource	UC	TOTAL
Insurance	518,141	478,458	891,973	70,083	21,755	393			1,980,803
Legal	132,597	139,163	930,867	1,077,809		763	12,894	13,255	2,307,348
Telephone	23,283	9,916	4,324				21,156		58,679
Payroll	17,950	22,814	24,733						65,497
Audit	27,683	28,468	40,837	31,262	263	319		38	128,870
Network/Hardware/Data Costs	5,944	4,953	18,760						29,657

Totals	725,598	683,772	1,911,494	1,179,154	22,018	1,475	34,050	13,293	4,570,854

SCHEDULE VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SUMMARY:

SCHEDULE VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

163	STORES EXPENSE UNDISTRIBUTED	0	0	0

TOTAL		0	0	0

SCHEDULE VIII — MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

174	MISCELLANEOUS CURRENT AND ACCRUED	0	0

	TOTAL	0	0

SCHEDULE IX — MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT DESCRIPTION	BALANCE AT BEGINNING OFYEAR	BALANCE AT CLOSE OF YEAR

186 MISCELLANEOUS DEFERRED DEBITS
Under/(over) collected administrative expenses	2,586	(12,787)
Postage	(24,363)	3,104
Management Studies	0	0
Software Costs	258,390	213,874

TOTAL	236,613	204,191

SCHEDULE X — RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR

188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0

	TOTAL	0

SCHEDULE XI — PROPRIETARY CAPITAL

INSTRUCTIONS	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

				OUTSTANDING CLOSE OF PERIOD
ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	300	10.00	100	1,000

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR

211	MISCELLANEOUS PAID-IN CAPITAL	0
215	APPROPRIATED RETAINED EARNINGS	0

	TOTAL	0

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

216	UNAPPROPRIATED RETAINED EARNINGS	1,688	0	0	1,688

	TOTAL	1,688	0	0	1,688

SCHEDULE XII — LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 — Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BAGINNING OF YEAR	ADDITIONS	1/ DEDUCTIONS	BALANCE AT CLOSE OF YEAR

223	ADVANCES FROM ASSOCIATE COMPANIES					0	0	0	0
224	OTHER LONG-TERM DEBT:					0	0	0	0

						0	0	0	0

1/ GIVE AN EXPLANATION OF DEDUCTIONS:

SCHEDULE XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

233 NOTES PAYABLE TO ASSOCIATE COMPANIES Money Pool	6,348,248	5,303,001

TOTAL	6,348,248	5,303,001

233 ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
Concord Electric Company	(80,368)	(133,725)
Exeter & Hampton Electric Company	(64,871)	(136,502)
Fitchburg Gas and Electric Company	(138,395)	(140,490)
UNITIL Corporation (1)	(2,519)	(7,621)
UNITIL Power Corporation	(153,495)	(316,815)
UNITIL Realty Corporation	(197)	(147)
UNITIL Resources Inc	64,827	(22)
Usource LLC	25,240	(6,744)
(1) Balance consists of KESOP for UNITIL Service Employees only, not subsidiaries

TOTAL	(349,778)	(742,066)

242 MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Accrued FASB 87	1,192,275	1,392,240
Accrued Supplemental Executive Retirement Plan	718,936	828,035
Accrued Legal Fees	0	0
Accrued Annual Report	26,760	51,088
Accrued FASB 106	167,901	208,929
Accrued FASB 106 - APBO	17,151	22,061
Accrued FASB 106 - Gain/Loss	(1,649)	(1,649)
Accrued Auditing	2,155	0
Accrued Compensation	1,066,135	1,041,886
Accrued Severance Costs	0	1,511,048
Accrued Miscellaneous Costs	42,757	21,666

	3,232,421	5,075,304

SCHEDULE XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the “Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies” as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.

Please refer to the 2002 UNITIL Corporation Form 10-K for additional disclosures.

SCHEDULE XV — STATEMENT OF INCOME

ACCOUNT		DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME
457		Services rendered to associate companies	20,439,909	18,673,940
458		Services rendered to non-associate companies	30,000	30,000
419		Interest Income	0	0
421		Miscellaneous income or loss	(14,850)	0

		Total Income	20,455,059	18,703,940

	EXPENSE
920		Salaries and wages	10,147,522	10,302,268
921		Office supplies and expenses	874,977	826,855
922		Administrative expense transferred - credit	(268,627)	363,406
923		Outside services employed	678,283	492,410
924		Property insurance	6,548	4,478
925		Injuries and damages	44,864	53,150
926		Employee pensions and benefits	3,791,939	1,672,002
928		Regulatory commission expense	0	0
930.1		General advertising expense	11,239	15,385
930.2		Miscellaneous general expense	404,996	481,445
931		Rents	1,504,035	1,442,171
932		Maintenance of structures and equipment	545,734	609,766
403		Depreciation and amortization expense	1,667,038	1,477,661
408		Taxes other than income taxes	761,418	661,021
409		Income taxes	232,663	190,246
410		Provision for deferred income taxes	(180,267)	(281,871)
411		Provision for deferred income taxes - credit	0	0
411.5		Investment tax credit	0	0
426.1		Donations	42,275	48,602
426.5		Penalties	1,640	0
427		Interest on long-term debt	0	0
430		Interest on debt to associate companies	55,055	123,723
431		Other interest expense	133,727	221,222

		Total Expense	20,455,059	18,703,940

		Net Income or (Loss)	0	0

ANALYSIS OF BILLING ASSOCIATE COMPANIES — ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL AMOUNT BILLED

Concord Electric Company	1,839,994	1,237,764	0	3,077,758
Exeter & Hampton Electric Company	2,254,949	1,550,148	0	3,805,097
Fitchburg Gas and Electric Light Company	4,604,546	3,168,895	0	7,773,441
UNITIL Power Corp.	2,497,897	1,874,037	0	4,371,934
UNITIL Realty Corp.	11,388	5,683	0	17,071
UNITIL Resources, Inc.	790,321	602,819	0	1,393,140
UNITIL Corp.	794	674	0	1,468

TOTAL	11,999,889	8,440,020	0	20,439,909

ANALYSIS OF BILLING NONASSOCIATE COMPANIES — ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED 457-1	INDIRECT COSTS CHARGED 457-2	COMPENSATION FOR USE OF CAPITAL 457-3	TOTAL COST	EXCESS OR DEFICIENCY 458-4	TOTAL AMOUNT BILLED

UNITIL Retiree Trust	0	30,000	0	30,000	0	30,000

TOTAL	0	30,000	0	30,000	0	30,000

INSTRUCTION:   Provide a brief description of the services rendered to each non-associate company.

UNITIL Retiree Trust — Professional services provided.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	SALARIES AND WAGES	9,315,555	801,967	10,117,522		30,000	30,000	9,315,555	831,967	10,147,522
921	OFFICE SUPPLES AND EXPENSES	18,457	856,520	874,977				18,457	856,520	874,977
922	ADMIN EXPENSE TRANS-CREDIT		(268,627)	(268,627)					(268,627)	(268,627)
923	OUTSIDE SERVICES EMPLOYED	83,185	595,098	678,283				83,185	595,098	678,283
924	PROPERTY INSURANCE		6,548	6,548					6,548	6,548
925	INJURIES AND DAMAGES		44,864	44,864					44,864	44,864
926	EMPLOYEE PENSIONS AND BENEFITS		3,791,939	3,791,939					3,791,939	3,791,939
928	REGULATORY COMMISSION EXPENSE
930.1	GENERAL ADVERTISING EXPENSE		11,239	11,239					11,239	11,239
930.2	MISC. GENERAL EXPEENSE		404,996	404,996					404,996	404,996
931	RENTS		1,504,035	1,504,035					1,504,035	1,504,035
932	MAINT. OF STRUCT. & EQUIP	1,492,646	(946,912)	545,734				1,492,646	(946,912)	545,734
403	DEPR. AND AMORT. EXPENSE		1,667,038	1,667,038					1,667,038	1,667,038
408	TAXES OTHER THAN INCOME		761,418	761,418					761,418	761,418
409	INCOME TAXES		232,663	232,663					232,663	232,663
410	PROV FOR DEF INC TAXES		(180,267)	(180,267)					(180,267)	(180,267)
411	PROV FOR DEF INC TAX CREDIT
411.5	INVESTMENT TAX CREDIT
419	INTEREST INCOME
426.1	DONATIONS		42,275	42,275					42,275	42,275
426.5	PENALTIES		1,640	1,640					1,640	1,640
427	INTEREST ON LONG-TERM DEBT
431	OTHER INTEREST EXPENSE		133,727	133,727					133,727	133,727

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

SUBTOTAL EXPENSES		10,909,843	9,460,161	20,370,004	0	30,000	30,000	10,909,843	9,490,161	20,400,004

COMPENSATION FOR USE OF EQUITY CAPITAL				0			0			0

430	INTEREST ON DEBT TO ASSOCIATE COS.	0	55,055	55,055	0	0	0	0	55,055	55,055

TOTAL EXPENSES		10,909,843	9,515,216	20,425,059	0	30,000	30,000	10,909,843	9,545,216	20,455,059

421	MISCELLANEOUS (INCOME)/LOSS	0	0	0	0	0	0	0	0	0

TOTAL COST OF SERVICE		10,909,843	9,515,216	20,425,059	0	30,000	30,000	10,909,843	9,545,216	20,455,059

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

				DEPARTMENT OR SERVICE FUNCTION					DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS		TOTAL AMOUNT	OVER- HEAD	REGULATORY & COMMUN.	ADMIN.	ACCOUNTING	ENERGY MARKETS	DISTRUIBUTION	FINANCE	CUSTOMER SERVICES	ENGINEERING	TECHNOLOGY

920	SALARIES AND WAGES	10,147,522		1,071,367	1,883,105	943,487	1,306,737	320,901	840,236	1,670,174	1,383,964	727,551
921	OFFICE SUPPLES AND EXPENSES	874,977		54,890	188,341	22,817	31,305	3,168	39,841	131,215	83,389	320,011
922	ADMIN. EXPENSE TRANS-CREDIT	(268,627)				(268,627)
923	OUTSIDE SERVICES EMPLOYED	678,283		34,282	300,167	12,488	69,524		69,885	125,632	4,338	61,967
924	PROPERTY INSURANCE	6,548							6,548
925	INJURIES AND DAMAGES	44,864							44,864
926	EMPLOYEE PENSIONS AND BENEFITS	3,791,939		28,933	3,711,829	7,211	149		4,808	10,490	17,356	11,163
928	REGULATORY COMMISSION EXPENSE	0
930.1	GENERAL ADVERTISING EXPENSE	11,239			11,239
930.2	MISC. GENERAL EXPENSE	404,996		2,820	148,779	352			253,045
931	RENTS	1,504,035			24,883	(898,157)	16,669	5,358	1,526,166	51,255	5,477	772,384
932	MAINT. OF STRUCT. & EQUIP.	545,734			27,366	68,280				87,441		362,646
403	DEPR. AND AMORT. EXPENSE	1,667,038				1,667,038
408	TAXES OTHER THAN INCOME	761,418				761,418
409	INCOME TAXES	232,663				232,663
410	PROV. FOR DEF. INC. TAXES	(180,267)				(180,267)
411	PROV. FOR DEF. INC. TAX CREDIT	0
411.5	INVESTMENT TAX CREDIT	0
426.1	DONATIONS	42,275			42,275
426.5	OTHER DEDUCTIONS	1,640							1,640
427	INTEREST ON LONG-TERM DEBT	0
430	INTEREST ON DEBT TO ASSOCIATE	55,055							55,055
	COMPANIES
431	OTHER INTEREST EXPENSE	133,727							133,727

INSTRUCTION: Indicate each department or Service function. (see instruction 01-3 General Structure of Accounting System Uniform System Account)

TOTAL EXPENSES -		20,455,059	0	1,192,292	6,337,984	2,368,704	1,424,384	329,427	2,975,815	2,076,207	1,494,524	2,255,722

DEPARTMENTAL ANALYSIS OF SALARIES — ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER PERSONNEL
NAME OF DEPARTMENT		INCLUDED IN AMOUNTS BILLED TO
Indicate each department or service function	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR

Regulatory and Communications	1,071,367	0	1,071,367	0	15
Technology Services	727,551	0	727,551	0	12
Accounting	943,487	0	938,687	4,800	19
Finance	840,236	0	839,636	600	10
Administrative	1,883,105	0	1,859,405	23,700	18
Energy Markets	1,306,737	0	1,306,737	0	16
Engineering	1,383,964	0	1,383,964	0	22
Distribution	320,901	0	320,901	0	2
Customer Services	1,670,174	0	1,669,274	900	42

TOTAL	10,147,522	0	10,117,522	30,000	156

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A"=ASSOCIATE "NA"=NON-ASSOCIATE	AMOUNT

Outside Services - Legal
Various		NA	1,377
LeBoeuf, Lamb, Greene		NA	55,690
Skapars & Associates		NA	17,263
Sulloway & Hollis		NA	13,243
Outside Services - Accounting
Grant Thornton		NA	12,488
Outside Services - Other
Various		NA	92,409
URT		NA	89,400
Allegiant Management		NA	69,524
Ceridian		NA	60,451
Factors Funding Co.		NA	47,114
Pomerantz Staffing		NA	46,954
Bruce Mast & Associates		NA	39,141
RHI Consulting		NA	19,244
Equinox Health		NA	18,117
Microsmart Technologies		NA	15,495
Equifax Credit Information		NA	13,263
The Hay Group		NA	12,141
Putnam Fiduciary Trust		NA	10,619
The Tetrion Group		NA	10,278
Outside Services - Market Development
Various		NA	10,994
Outside Services - Visibility
Various		NA	23,078

		TOTAL	678,283

EMPLOYEE PENSIONS AND BENEFITS — ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Health Insurance	1,157,423
401 K	243,943
Net Periodic Pension Expense	208,180
Supplemental Executive Retirement Plan	147,404
Life Insurance	82,585
Education	92,728
FASB 106	45,938
Severance Costs	1,511,048
Other	302,690

TOTAL	3,791,939

GENERAL ADVERTISING EXPENSES — ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account930.1 “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Advertising	Advance Notice, Inc.	10,909
Advertising	Monster.Com	305
Advertising	Other	25

	TOTAL	11,239

MISCELLANEOUS GENERAL EXPENSES — ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Printing and Distribution of Quarterly and Annual Reports	79,263
Director's Fees and Expenses	173,782
Systems Development Costs	151,951

TOTAL	404,996

RENTS — ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT

Office Building	1,525,705
EDP Equipment	(27,966)
Miscellaneous	6,296

TOTAL	1,504,035

TAXES OTHER THAN INCOME TAXES_ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

Other than U.S. Government Tax:
State Unemployment Tax - NH	8,663
Business Enterprise Tax	49,200
Business Profits Tax	0

SUBTOTAL	57,863

U.S. Government Tax:
Federal Insurance Contribution Act	693,826
Federal Unemployment Tax	9,729

SUBTOTAL	703,555

TOTAL	761,418

DONATIONS — ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

United Way		15,100
NHPTV		2,000
American Cancer Society		1,844
Leukemia & Lymphoma		1,304
American Heart Association		1,050
Various		20,977

	TOTAL	42,275

OTHER DEDUCTIONS — ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

IRS Penalty		1,640

SCHEDULE XVIII — NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 16.

ORGANIZATION CHART

ORGANIZATION CHART as of December 31, 2002

President	Anthony J. Baratta, Jr.
Senior Executive Vice President	Michael J. Dalton
Senior Vice President	George R. Gantz
Vice President	Glenn D. Appleton
Vice President	Todd R. Black
Vice President & Controller	Laurence M. Brock
Vice President & Treasurer	Mark H. Collin
Vice President	David K. Foote
Vice President	Raymond J. Morrissey
Vice President	Thomas E. Smith
Vice President	Frederick J. Stewart
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION

The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A.	Direct Labor Cost — Gross Wages. Direct Labor Cost — Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B.	Direct Labor Cost — Other. Direct Labor Cost — Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are not direct time charges available for this allocation, the direct time charges for all UNITIL Service employees are used to make this allocation.

C.	General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which are not directly associated with a specific project or job.

D.	Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Non applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Service Corp.

BY: /S/ Laurence M. Brock —————————————— Laurence M. Brock Vice President & Controller

BY: /S/ Mark H. Collin —————————————— Mark H. Collin Vice President & Treasurer

April 29, 2003